FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

On June 6, 2016, the Registrant filed an immediate report with the Israeli Securities Authority ("Report") announcing that on June 5, 2016, the Tel Aviv District Court approved the Registrant's application to the Court filed on April 11, 2016,  for a dividend distribution of up to US $15 million not out of its profits. In the Report, the Registrant noted that the distribution of a dividend in any amount, will be subject to, in addition to the said court approval, an additional separate approval of the Board of Directors of the Registrant, according to its full discretion, in relation to the distribution itself. Accordingly, it was clarified that as of the date of the Report, there is no certainty that the distribution will be executed or its timing or the amount thereof.

A copy of the translation of the Court protocol is attached as Exhibit A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By: /s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  June 6, 2016